SLB N.V. (SLB LIMITED)

5599 San Felipe

Houston, Texas, U.S.A. 77056

August 19, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: SLB N.V. (SLB Limited)

Request to Withdraw Form RW filed on August 7, 2026

File No. 333-97899

Ladies and Gentlemen:

SLB N.V. (SLB Limited) (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed by the Registrant on August 7, 2026 (the “Form RW”) regarding its Registration Statement on Form S-4 (File No. 333-97899), initially filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2002, together with all exhibits thereto. The Registrant is withdrawing the Form RW pursuant to discussions with the Commission.

We appreciate your time and attention to this matter. Should you have any questions, please contact Julia A. Thompson with Latham & Watkins LLP, the Registrant’s outside counsel, at (202) 637-1073; Julia.Thompson@lw.com.

Very truly yours,

/s/ Samantha Blons
Samantha Blons
Assistant Secretary

cc:	Ryan J. Maierson, Latham & Watkins LLP

Julia A. Thompson, Latham & Watkins LLP